UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Anthracite Capital, Inc.
(Name of Issuer)

Common Stock

(Title of Class of Securities)

Common Stock 037023108

(CUSIP Number)

James Allen
Credit Suisse
Eleven Madison Avenue
New York, New York 10010
(212) 325-2000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

March 16, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 037023108

1	Names of Reporting Persons
I.R.S. Identification Nos. of above persons (entities only)
RECP IV Cite CMBS Equity, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3	SEC Use Only

4	Source of Funds (See Instructions)
OO - See Item 3

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐

6	Citizenship or Place of Organization
Delaware

	7	Sole Voting Power	0

Number of Shares	8	Shared Voting Power	6,239,322
Beneficially Owned by
Each Reporting Person	9	Sole Dispositive Power	0
With
	10	Shared Dispositive Power	6,239,322

11	Aggregate Amount Beneficially Owned by Each Reporting Person
See Item 5

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13	Percent of Class Represented by Amount in Row (11)
See Item 5

14	Type of Reporting Person (See Instructions) PN

CUSIP No. 037023108

1	Names of Reporting Persons
I.R.S. Identification Nos. of above persons (entities only)
DLJ Real Estate Capital Partners IV, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3	SEC Use Only

4	Source of Funds (See Instructions)
OO - See Item 3

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐

6	Citizenship or Place of Organization
Delaware

	7	Sole Voting Power	0

Number of Shares	8	Shared Voting Power	6,239,322
Beneficially Owned by
Each Reporting Person	9	Sole Dispositive Power	0
With
	10	Shared Dispositive Power	6,239,322

11	Aggregate Amount Beneficially Owned by Each Reporting Person
See Item 5

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13	Percent of Class Represented by Amount in Row (11)
See Item 5

14	Type of Reporting Person (See Instructions) PN

CUSIP No. 037023108

1	Names of Reporting Persons
I.R.S. Identification Nos. of above persons (entities only)
DLJ Real Estate Capital IV, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3	SEC Use Only

4	Source of Funds (See Instructions)
OO - See Item 3

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐

6	Citizenship or Place of Organization
Delaware

	7	Sole Voting Power	0

Number of Shares	8	Shared Voting Power	6,239,322
Beneficially Owned by
Each Reporting Person	9	Sole Dispositive Power	0
With
	10	Shared Dispositive Power	6,239,322

11	Aggregate Amount Beneficially Owned by Each Reporting Person
See Item 5

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13	Percent of Class Represented by Amount in Row (11)
See Item 5

14	Type of Reporting Person (See Instructions) PN

CUSIP No. 037023108

1	Names of Reporting Persons
I.R.S. Identification Nos. of above persons (entities only)
DLJ Real Estate Capital IV, Inc.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3	SEC Use Only

4	Source of Funds (See Instructions)
OO - See Item 3

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐

6	Citizenship or Place of Organization
Delaware

	7	Sole Voting Power	0

Number of Shares	8	Shared Voting Power	6,239,322
Beneficially Owned by
Each Reporting Person	9	Sole Dispositive Power	0
With
	10	Shared Dispositive Power	6,239,322

11	Aggregate Amount Beneficially Owned by Each Reporting Person
See Item 5

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13	Percent of Class Represented by Amount in Row (11)
See Item 5

14	Type of Reporting Person (See Instructions) CO

CUSIP No. 037023108

1	Names of Reporting Persons
I.R.S. Identification Nos. of above persons (entities only)

Credit Suisse

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3	SEC Use Only

4	Source of Funds (See Instructions)
OO - See Item 3

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☒

6	Citizenship or Place of Organization
Switzerland

	7	Sole Voting Power	0

Number of Shares	8	Shared Voting Power	6,308,979
Beneficially Owned by
Each Reporting Person	9	Sole Dispositive Power	0
With
	10	Shared Dispositive Power	6,308,979

11	Aggregate Amount Beneficially Owned by Each Reporting Person
See Item 5

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13	Percent of Class Represented by Amount in Row (11)
See Item 5

14	Type of Reporting Person (See Instructions) BK, HC

Item 1.	Security and Issuer

Pursuant to Rule 13d-2 promulgated under the Act, this Amendment No. 3 to Schedule 13D amends and supplements the Schedule 13D previously filed by the Reporting Persons with the Securities and Exchange Commission on March 16, 2008, as amended by Amendment No. 1 on May 23, 2008, and as amended by Amendment No. 2 on June 24, 2008 (the “Schedule 13D”) relating to the common stock, par value $0.001 per share, of Anthracite Capital, Inc., a Maryland corporation (the “Issuer”). Capitalized terms used but not defined herein shall have the meanings given to them in the original Schedule 13D.

Item 5.	Interest in Securities of Issuer

Item 5 (a) and (b) of the Schedule 13D is hereby amended by replacing the first paragraph with the following:

RECP IV Cite CMBS through its ownership of the Series E Preferred Stock beneficially owns approximately 6,239,322 shares of Common Stock, (the “RECP Shares”). The RECP Shares represent approximately 6.64% of the outstanding Common Stock of the Issuer.

Item 5 (a) and (b) of the Schedule 13D is hereby amended by replacing the second paragraph with the following:

In addition to the RECP Shares, the Bank, through its direct and indirect subsidiaries, may be deemed for the purpose of Rule 13d-3 promulgated under the Exchange Act to beneficially own 69,657 shares of Common Stock held by CS Sec USA LLC (the “CS Sec Shares”). The CS Sec Shares together with the RECP Shares represent approximately 6.72% of the outstanding Common Stock of the Issuer.

Item 5 (c) of the Schedule 13D is hereby amended by adding the following:

On March 17, 2010, the Reporting Persons disposed of 6,718,919 Shares for nominal consideration in a privately negotiated transaction.

Item 6.	Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

Item 6 of the Initial 13D is hereby amended by adding the following:

The information set forth above under Item 5(c) is incorporated herein by reference.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete, and correct.

Date: April 23, 2010
RECP IV CITE CMBS EQUITY, L.P.

	By:	RECP IV Cite CMBS Investors, L.L.C.

	By:	/s/ James D. Allen
Name: James D. Allen
Title: Vice President

DLJ REAL ESTATE CAPITAL PARTNERS IV, L.P.

	By:	DLJ Real Estate Capital IV, L.P.,
its general partner

	By:	DLJ Real Estate Capital IV, Inc.,
its general partner

	By:	/s/ James D. Allen
Name: James D. Allen
Title: Vice President

DLJ REAL ESTATE CAPITAL IV, L.P.

	By:	DLJ Real Estate Capital IV, Inc.,
its general partner

	By:	/s/ James D. Allen
Name: James D. Allen
Title: Vice President

DLJ REAL ESTATE CAPITAL IV, INC.

	By:	/s/ James D. Allen
Name: James D. Allen
Title: Vice President

CREDIT SUISSE

By:	/s/ Ivy Dodes
Name: Ivy Dodes
Title: Managing Director